G A M E S I N C. 2704 West Roscoe Street Chicago, Illinois 60618 773.961.2850 fax 773.961.2299 Deborah K. Fulton: 773.961.2761

February 1, 2006
VIA EDGAR AND FEDERAL EXPRESS

Mr. Mark P. Shuman	Ms. Kathleen Collins
Branch Chief – Legal	Accounting Branch Chief
Securities and Exchange Commission	Securities and Exchange Commission
Mail Stop 4561	Mail Stop 4561
100 F Street, N.E.	100 F Street, N.E.
Washington, D.C. 20549	Washington, D.C. 20549

Re:	Midway Games Inc.
Registration Statements on Form S-3
Filed on December 5, 2005
File Nos. 333-130130, 333-130131, 333-130132, 333-130133 and 333-130134

Form 10-K for the year ended December 31, 2004, filed March 14, 2005
Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed on May 9, 2005, August 9, 2005 and November 2, 2005, respectively
File No. 1-12367
Dear Mr. Shuman and Ms. Collins:
     Reference is made to your letters dated December 28, 2005, December 30, 2005 and January 6, 2006 (the “Staff Letters”) regarding comments by the staff of the Securities and Exchange Commission with respect to the above-captioned filings of Midway Games Inc. (the “Company”). This letter responds to each comment of those letters. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in the indicated Staff Letter. The staff comments are reproduced in bold italic and the Company’s responses follow.
     In addition, we are filing herewith Amendment No. 1 to each of the above-captioned Forms S-3. Marked copies of the amendments that show changes from the initial filings have been attached for your convenience.
Staff Letter Dated December 28, 2005
General
1.	Please be advised that we will conduct a full review of the Form S-3, File No. 333-130134. To the extent that we issue comments in connection with our full review of that filing and the comments remain outstanding at the time you seek effectiveness of any of the above-cited filings, those comments would need to be resolved prior to the effective date.

We understand your comment.
Cover Page
2.	For both registrations statement file numbers 333-130131, 333-130133, the number of shares indicated on the prospectus cover page does not correspond with the amount to be registered in the fee table nor with the number of shares covered in the legality opinion. Please reconcile.

As stated in the Rule 429 note at the end of the cover page of these two registration statements, the prospectus included in each filing is a combined prospectus under Rule 429, and it includes unsold shares already registered under earlier Form S-3 Registration Statements Nos. 333-

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

115055 (in the case of Registration Statement No. 333-130131) and 333-120952 (in the case of Registration Statement No. 333-130133) with respect to which fees were previously paid and opinions previously given. The number of shares included in each prospectus is described under the heading “Selling Stockholders.” Therefore, the number of shares indicated on the prospectus cover page does not correspond with the number of shares to be registered in the fee table or covered in the legal opinions inasmuch as the fee table and legal opinions relate only to the newly registered shares.
Legality Opinion
3.	We note that for each of the [Registration Statements on Form S-3 (File Nos. 333-130130, 333-130131, 333-130132 and 333-130133)] you indicate that you are registering the stock purchase rights attached to all shares of your common stock. However, you have not provided an opinion as to whether the rights are the binding obligations of the company. Refer to telephone interpretation H.27 of our July 1997 Manual of Publicly Available Telephone Interpretations, which is publicly available on our website. Please revise the legality opinion accordingly.

Blank Rome has revised its opinion letters to cover the legality of the rights in Registration Statement Nos. 333-130131, 333-130132 and 333-130133. Registration Statement on Form S-3 File No. 333-130130, originally filed on December 5, 2005 included an opinion with respect to the rights. Accordingly, no revisions to the opinion letter filed with this Registration Statement have been made. (See Exhibit 5 of Amendment No. 1 to File Nos. 333-130131, 333-130132 and 333-130133.)

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Staff Letter Dated December 30, 2005
Form 10-K for the Fiscal Year Ended December 31, 2004
Item 9A. Controls and Procedures, page 41
1.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that [your] disclosure controls and procedures are effective in ensuring that information about [you] and [your] subsidiaries, including the information required to be disclosed in [your] filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.” Clarify, if true, whether your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is reported within the time periods specified in the rules and forms of the SEC. Tell us what consideration you gave to disclosing this information under Item 9A and under Item 4 in your quarterly Exchange Act filings. We refer you to Exchange Act Rule 13a-15(e)

Our Chief Executive Officer and Chief Financial Officer did conclude that our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed in our Form 10-K for the year-ended December 31, 2004 and our Form 10-Qs for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 was reported within the time periods specified in the rules and forms of the SEC. We believe the disclosures that we provided under Item 9A and Item 4 are in compliance with the requirements of Item 307 of Regulation S-K. We gave full consideration to Item 307 of Regulation S-K in Item 9A of our Form 10-K for the year-ended December 31, 2004 and Item 4 of our Forms 10-Qs for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

2.	Clarify for us that you carried out the evaluation of the effectiveness of your disclosure controls and procedures, as required by Rule 13a-15(b), as promulgated under the Securities Exchange Act of 1934, as amended and not 13a-15 as referenced in filing.

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as required by Rule 13a-15(b) of the Securities Exchange Act of 1934. We believe our reference to Rule 13a-15 is inclusive of subsection (b) of that Rule. However, in future filings, we will specifically refer to Rule 13a-15(b).
Note 2 – Acquisitions, page F-16
3.	Tell us how you determined that there was no in-process research and development acquired in each of the acquisitions (Surreal, Inevitable & Paradox) in fiscal 2004. A similar analysis should be made for the Ratbag Holdings and Pitbull acquisitions in fiscal 2005.

The primary purpose of these business combinations was to acquire the development personnel within each business. We believe this will strengthen our internal product development teams, and make us less reliant on third party software developers in our product development efforts. See additional information on this topic in our response to comment 22 to the Staff’s Letter Dated January 6, 2006. We determined that there was no in-process research and development (“IPR&D”) acquired in the acquisitions of Surreal Software Inc. (“Surreal”), Inevitable Entertainment Inc. (“Inevitable”), CWS Entertainment Ltd. d/b/a Paradox Development (“Paradox”), Ratbag Holdings Pty Ltd and subsidiaries (“Ratbag”), and The Pitbull Syndicate Limited (“Pitbull”) because although certain of these entities had research and development in process at the time of acquisition, we already owned the intellectual property associated with this IPR&D prior to each respective acquisition. Accordingly, no IPR&D was acquired as part of each acquisition. The software development costs that we incurred with each of these entities prior to the acquisitions were accounted for under the provisions of Statement of Financial Accounting Standards No. 86 (“SFAS 86”). The following explains the facts relevant to each acquisition:
Surreal – At the date of the acquisition, April 5, 2004, Surreal had recently completed development of the videogame The Suffering, which we released on March 8, 2004. Upon completion of The Suffering in the first calendar quarter of 2004, Surreal began development for us of a sequel game, The Suffering: Ties That Bind. Pursuant to the Master Design and Development Agreement between Midway and Surreal for The Suffering, Midway already owned the intellectual property related to The Suffering concept and therefore the IPR&D related to The Suffering: Ties That Bind was not purchased as part of this acquisition. Other than The Suffering: Ties That Bind, Surreal had no other development projects in progress at the date of the acquisition.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Inevitable – This entity was working on one development project at the time of acquisition, a videogame entitled Area 51 that was being developed for us. Pursuant to the Master Design and Development Agreement between us and Inevitable, the concept of the videogame, software and all works of authorship included in the related materials belonged to us as a work made for hire. Therefore no IPR&D was purchased as part of this acquisition.
Paradox – This entity was working on one development project at the time of acquisition. The development project was the videogame Mortal Kombat: Shaolin Monks that was being developed for us. Pursuant to the Master Design and Development Agreement between us and Paradox, the concept of the videogame, software and all works of authorship included in the related materials belonged to us as a work made for hire. Therefore no IPR&D was purchased as part of this acquisition.
Ratbag – This entity was working on one development project for us at the time of acquisition. Pursuant to the Master Design and Development Agreement between us and Ratbag, the concept of the videogame, software and all works of authorship included in the related materials belonged to us as a work made for hire. Therefore no IPR&D was purchased as part of this acquisition.
Pitbull – This entity was not working on a development project at the time of acquisition. At the date of the acquisition, Pitbull had completed development on the videogame L.A. Rush in September 2005, which we released on October 10, 2005. Therefore no IPR&D was purchased as part of this acquisition.
Note 8: Preferred Stock and Warrants, page F-23
4.	Tell us how you are accounting for the warrants issued in connection with the 2001 Series B and 2003 Series C and Series D Preferred Stock private placements. Tell us how the Company determined that the warrants meet the scope exception of paragraph 11(a). Provide us with your analysis for each transaction using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Specifically, we note that the shares of common stock underlying the warrants are subject to registration rights and significant liquidated damages. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. We may have further comments.

Background

We believe that the Staff’s comment requires us to address the following accounting issues:
•	Whether the warrants and related registration rights agreements are combined instruments or separate instruments.

•	Once the instruments are defined, whether each instrument is a derivative or not a derivative.
The following warrants were issued in connection with the issuance of our Series B, C and D preferred stock offerings:

Offering	Type	Issuance Date	Number	Exercise price
Series B(I)	Investor	May 22, 2001	1,050,000	$9.33
Series B (PPA)	Private Placement Agent	May 22, 2001	555,161	$9.33
Series B (PPA)	Private Placement Agent	August 21, 2001	123,821	$10.60
Series C(I)	Investor	May 16, 2003	1,141,000	$4.60
Series D(I)	Investor	October 14, 2003	1,141,000	$3.75

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Investor Warrants – When they were issued, all of the Investor Warrants had the benefit of Registration Rights Agreements (“RRAs”) contained in separate documents. The RRAs could only be assigned if certain conditions were met and the Investor Warrants and the underlying common stock could have been transferred without the RRAs benefits.
Private Placement Agent (PPA) Warrants – The PPA Warrants contained registration rights provisions in the warrants. The registration rights provisions of the PPA Warrants automatically followed the transfer of these warrants. Accordingly, the PPA Warrants and related registration rights represent one instrument.
All of the warrants listed above have been exercised and are no longer outstanding, other than the 555,161 May 22, 2001 PPA warrants which expire May 21, 2006. Also, all of the warrants contained exercise features that permitted tacking of holding periods under Rule 144.
Summary Analysis
We believe the Investor Warrants and the RRAs relating to the Investor Warrants are separate instruments inasmuch as the registration rights are contained in separate RRAs and the Investor Warrants could be transferred without such registration rights. Therefore, the following instruments must be analyzed separately to assess whether these instruments are derivatives under the provisions of Statement of Financial Accounting Standards No. 133 (“SFAS 133”):
•	Series B(I) warrants

•	Series B(PPA) warrants

•	Series C(I) warrants

•	Series D(I) warrants

•	The RRAs related to the common stock underlying the Series B(I), Series C(I) and Series D(I) warrants
The Series B(I), Series C(I), Series D(I) and Series B(PPA) warrants meet the scope exception of Paragraph 11(a) of SFAS 133, and therefore are not derivative instruments. A detailed analysis to support this conclusion is included below in the section entitled, “Detailed Analysis – Warrants”.
We have not concluded whether or not the registration rights represent a derivative instrument. We note that the FASB is currently addressing this issue and no final guidance exists on this topic as of the date of this response. Specifically, at the September 15, 2005 EITF meeting, in the discussion of Issue No. 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’”, the FASB staff recommended that the Task Force postpone further deliberations on this Issue (No. 05-04) until after the Board addresses whether a separate registration rights agreement is a derivative. We understand that the FASB staff may request that the Board consider a separate Derivatives Implementation Group (DIG) issue that addresses whether a registration rights agreement is a derivative in accordance with SFAS 133.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Further, we understand that following the resolution of that DIG issue, the FASB staff may request that the Task Force reconvene EITF deliberations on this Issue (No. 05-04).
We have concluded that the registration rights would not be material whether or not these instruments are considered a derivative. This conclusion is based on the low probability of not meeting the requirements to register the underlying common stock. This is supported by the fact that since we became a public company in 1996, we have not had a failed registration statement or failed to achieve an SEC filing deadline (including the registration of the common stock shares underlying the warrants for which timely registration was affected and no penalties were incurred). Therefore:
•	If the registration rights are derivative instruments and subject to the provisions of SFAS 133, this low probability of incurring penalties under the RRA would result in a de minimis fair value being ascribed to the registration rights instruments.

•	If the registration rights are not derivative instruments, these rights would be assessed under the provisions of SFAS No. 5, “Accounting for Contingencies.” Given the low probability of incurring penalties under the RRA, no amounts would be accrued as a liability, since the payment of penalties is not probable as defined in SFAS 5.
Conclusion
The Series B(I), Series C(I), Series D(I) and Series B(PPA) warrants meet the scope exception criteria set forth in paragraph 11(a) of SFAS 133. Therefore, these warrants were classified in stockholders’ equity in our balance sheet.
The registration rights related to the common stock underlying the Series B(I), Series C(I) and Series D(I) warrants had a de minimis fair value and a low probability of resulting in the payment of penalties. Therefore these registration rights are not material.
Detailed Analysis – Warrants
We analyzed the warrants under the provisions of paragraph 11(a) of SFAS 133. Unless otherwise specified, reference to the warrants means each of the Series B(I), Series C(I), Series D(I) and Series B(PPA) warrants.
SFAS 133, Paragraph 11(a)(1)

Analysis:	The warrant exercise prices and number of shares issuable upon exercise of the warrants are subject to adjustment if certain events should occur as defined within each respective warrant. Each of these events that could result in an adjustment to the warrant exercise price or number of shares issuable upon exercise of the warrants is indexed to our own stock. Such adjustments are set forth in Section 8 of the Series B(I),

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Series C(I) and Series D(I) related warrants, and Section 6 of the Series B(PPA) warrants.

Conclusion:	Therefore, these warrants are indexed to our own stock and meet the criteria set forth in Paragraph 11(a)(1) of SFAS 133.
SFAS 133, Paragraph 11(a)(2):

Analysis:	For the purpose of determining if the warrants issued in connection with the Series B, Series C and Series D preferred stock private placements should be classified in stockholders’ equity in our statement of financial position, we analyzed the guidance within EITF 00-19, Paragraphs 12-33 as follows:
EITF 00-19, Paragraphs 12-13

Analysis:	Guidance of Paragraphs 12-13 is noted. Conditions that must be met for a contract to be classified as equity are analyzed in the following sections.
EITF 00-19, Paragraphs 14-19
The contract permits the company to settle in unregistered shares.

Analysis:	We may deliver unregistered common stock shares upon exercise of the warrants. Also see analysis and conclusion related to Paragraph 26.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 14-19, permanent equity classification is appropriate.
EITF 00-19, Paragraph 20
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Analysis:	The following table compares authorized shares at each issuance date with contingently issuable shares. Both the number of common stock shares underlying the warrants and the preferred stock conversion rate are subject to adjustment pursuant to the respective warrant certificates and preferred stock certificates of designations. These conversion rate adjustments represent standard anti-dilution related adjustments that are triggered by events within our control. Therefore the number of common stock shares underlying both the warrants and preferred stock represents the number of common stock shares issuable in accordance with the provisions of the warrant certificates and

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

preferred stock certificates of designations as of the respective issuance dates.

May 22, 2001
Common stock shares authorized for issuance		100,000,000

Common stock shares issued	38,903,597
Plus: Contingently issuable shares
Series B preferred stock — original issuance	4,501,608
Series B preferred stock — option to acquire additional shares	1,238,208
Series B warrants — investors	1,050,000
Series B warrants — private placement agent	555,161
Common stock options outstanding	6,471,782
Other contingently issuable shares	607,846

Total common stock shares issued and contingently issuable		53,328,202

Excess common stock shares authorized for issuance		46,671,798

August 21, 2001
Common stock shares authorized for issuance		100,000,000

Common stock shares issued	39,025,060
Plus: Contingently issuable shares
Series B preferred stock — original issuance	4,501,608
Series B preferred stock — option to acquire additional shares	1,238,208
Series B warrants — investors	1,050,000
Series B warrants — private placement agent	678,982
Common stock options outstanding	6,286,312
Other contingently issuable shares	607,846

Total common stock shares issued and contingently issuable		53,388,016

Excess common stock shares authorized for issuance		46,611,984

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

May 16, 2003
Common stock shares authorized for issuance		100,000,000

Common stock shares issued	49,524,336
Plus: Contingently issuable shares
Series C preferred stock — original issuance	7,608,696
Series C preferred stock — option to acquire additional shares	2,475,248
Series C warrants — investors	1,141,000
Series B warrants — investors	1,050,000
Series B warrants — private placement agent	678,982
Common stock options outstanding	9,918,012
Other contingently issuable shares	1,206,846

Total common stock shares issued and contingently issuable		73,603,120

Excess common stock shares authorized for issuance		26,396,880

October 14, 2003
Common stock shares authorized for issuance		200,000,000

Common stock shares issued	58,842,222
Plus: Contingently issuable shares
Series D preferred stock — original issuance	9,589,041
Series D preferred stock — option to acquire additional shares	3,125,000
Series D warrants — investors	1,141,000
Series B warrants — investors	1,050,000
Series B warrants — private placement agent	678,982
Common stock options outstanding	10,618,156
Other contingently issuable shares	1,206,846

Total common stock shares issued and contingently issuable		86,251,247

Excess common stock shares authorized for issuance		113,748,753

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 20, permanent equity classification is appropriate.
EITF 00-19, Paragraphs 21-25
The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Analysis:	As noted above, there is an explicit limit on the number of shares to be delivered in a share settlement except as it relates to standard anti-dilution adjustments that are triggered by events within our control.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 21-25, permanent equity classification is appropriate.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

EITF 00-19, Paragraph 26
There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Analysis:	The warrant certificates do not provide for warrant holders to be entitled to net cash settlement, liquidated damages or penalties if we do not make timely filings with the SEC.

The RRAs are deemed to be a separate instrument and are analyzed above. We supplementally note that any liquidated damages provisions in the RRAs are only available to holders of preferred stock.

Conclusion:	With respect to the issue set forth within EITF 00-19, Paragraph 26, permanent equity classification is appropriate.
EITF 00-19, Paragraph 27
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

Analysis:	The warrant certificates do not contain any “top-off” or “make-whole” provisions as described in Paragraph 27 of EITF 00-19.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 27, permanent equity classification is appropriate.
EITF 00-19, Paragraphs 28-29
The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Analysis:	There are no events outside of our control that could require net cash settlement of the warrants. Section 9 of the Series B(I), Series C(I) and Series D(I) warrant certificates and Section 6.1(c) of the Series B(PPA) warrant certificates address changes in control, reorganizations and mergers. The provisions of these sections do not require any form of net cash settlement of the warrants that is different than the form of consideration that may be received by the common stock holders.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 28-29, permanent equity classification is appropriate.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

EITF 00-19, Paragraphs 30-32
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Analysis:	The warrant certificates do not provide the holders of such warrants rights that rank higher than those of common stock holders.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 30-32, permanent equity classification is appropriate.
EITF 00-19, Paragraph 33
There is no requirement in the contract to post collateral at any point or for any reason.

Analysis:	The warrant certificates do not contain any provisions that would require us to post collateral.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 33, permanent equity classification is appropriate.

Conclusion:	Based on the analysis above, the warrants meet all the criteria in paragraphs 12-33 of EITF 00-19 to qualify for permanent equity classification. Therefore, the warrants meet the scope exception criteria of Paragraph 11(a)(2) of SFAS 133.
Note 8: Preferred Stock and Warrants, page F-23
5.	We note that in May 2003, the Company completed the closing of a $35.0 million private offering, which consisted of Series C convertible preferred stock and warrants and that these shares and warrants were exchanged in October 2003 for Series D redeemable preferred stock. It appears, based on the criteria in paragraph 12 of SFAS 133, that the conversion feature associated with these offerings represents an embedded derivative that meets the criteria for bifurcation under SFAS 133. Specifically, tell us how you determined that these conversion options met the scope exception of paragraph 11(a). Provide us with your analysis using the conditions outlined in paragraph 12-32 of EITF 00-19 to support your conclusion (for both the Series C and Series D offerings). If the scope exception of paragraph 11(a) was not met, tell us why you have not considered the conversion features to be an embedded derivative subject to classification and measurement at fair value. We may have further comments.

Background

We believe that the Staff’s comment requires us to address the following accounting issues:
•	Whether the conversion features and related registration rights agreements are combined instruments or separate instruments.

•	Once the instruments are defined, whether each instrument is a derivative or not a derivative.
The terms of the conversion features that were issued in connection with the issuance of our Series C and D preferred stock offerings are as follows:

	Preferred Shares			Conversion
Offering	Issued	Issuance Date	Maturity Date	Price
Series C	3,500 *	May 16, 2003	March 15, 2006	$4.60
Series D	3,500	October 14, 2003	March 15, 2006	$3.65
Series D	179	March 22, 2004	March 15, 2006	$4.00
Series D	446	April 20, 2004	March 15, 2006	$4.00
Series D	625	May 12, 2004	March 15, 2006	$4.00

*	Exchanged for Series D and cancelled on October 14, 2003.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

When issued, the Series C and Series D preferred stock had the benefit of Registration Rights Agreements (“RRAs”) contained in separate documents. The RRAs could only be assigned if certain conditions were met and the Series C and Series D preferred stock and underlying common stock could have been transferred without the RRAs benefits. None of the Series C or Series D preferred stock is still outstanding.
Summary Analysis
The conversion features (of the Series C and Series D preferred stock) and the RRAs are separate instruments inasmuch as they are contained in separate agreements (the Certificate of Designations, Preferences and Rights (“Certificate of Designations”) related to each issuance of preferred stock and the RRAs). Also, the preferred stock and related conversion features may be transferred without the registration rights. Therefore the following instruments must be analyzed separately to assess whether these instruments are derivatives under the provisions of SFAS 133:
•	Series C preferred stock conversion feature

•	Series D preferred stock conversion feature

•	The RRAs related to the common stock underlying the Series C and Series D conversion features
The conversion features meet the scope exception of Paragraph 11(a) of SFAS 133, and therefore are not derivative instruments. A detailed analysis to support this conclusion is included below in the section entitled, “Detailed Analysis – Conversion Features”.
For the reasons set forth in our response to comment 4, we have not concluded whether or not the registration rights represent a derivative instrument.
Also for the reasons set forth in our response to comment 4, we have concluded that the registration rights would not be material whether or not these instruments are considered a derivative.
Conclusion
The Series C and Series D preferred stock conversion features meet the scope exception criteria set forth in paragraph 11(a) of SFAS 133. Therefore, we have classified these conversion features in stockholders’ equity in our balance sheet.
The registration rights related to the common stock underlying the conversion features had a de minimis fair value and low probability of resulting in the payment of penalties. Therefore these registration rights are not material.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Detailed Analysis – Conversion Features
We analyzed the conversion features under the provisions of paragraph 11(a) of SFAS 133.
SFAS 133, Paragraph 11(a)(1)

Analysis:	The conversion price and number of shares issuable upon conversion were subject to adjustment if certain events had occurred as defined within each respective preferred stock Certificate of Designations. Each of these events that could have resulted in an adjustment to the conversion price or number of shares issuable upon conversion was indexed to our own stock. Such adjustments were set forth in Sections 2(f) of each of the Series C and Series D Certificates of Designations.

Conclusion:	Therefore, these conversion features were indexed to our own common stock and meet the criteria set forth in Paragraph 11(a)(1) of SFAS 133.
SFAS 133, Paragraph 11(a)(2):

Analysis:	For the purpose of determining if the conversion options issued in connection with the Series C and Series D preferred stock private placements should be classified in stockholders’ equity in our statement of financial position, we analyzed the guidance within EITF 00-19, Paragraphs 12-33 as follows:
EITF 00-19, Paragraphs 12-13

Analysis:	Guidance of Paragraphs 12-13 is noted. Conditions that must be met for a contract to be classified as equity are analyzed in the following sections.
EITF 00-19, Paragraphs 14-19
The contract permits the company to settle in unregistered shares.

Analysis:	We had the right to deliver unregistered common stock shares upon conversion of the Series C and Series D preferred stock. Also see analysis and conclusions related to Paragraph 26.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 14-19, permanent equity classification is appropriate.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

EITF 00-19, Paragraph 20
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Analysis:	The following compares authorized shares at each issuance date with contingently issuable shares. Both the number of common stock shares underlying the warrants and the preferred stock conversion rate were subject to adjustment pursuant to the respective warrant certificates and preferred stock Certificates of Designations. These conversion rate adjustments represented standard anti-dilution related adjustments that could have been triggered by events within our control. Therefore the number of common stock shares underlying both the warrants and preferred stock represent the number of common stock shares that were issuable in accordance with the provisions of the warrant certificates and preferred stock Certificates of Designations as of the respective issuance dates.

May 16, 2003
Common stock shares authorized for issuance		100,000,000

Common stock shares issued	49,524,336
Plus: Contingently issuable shares
Series C preferred stock — original issuance	7,608,696
Series C preferred stock — option to acquire additional shares	2,475,248
Series C warrants — investors	1,141,000
Series B warrants — investors	1,050,000
Series B warrants — private placement agent	678,982
Common stock options outstanding	9,918,012
Other contingently issuable shares	1,206,846

Total common stock shares issued and contingently issuable		73,603,120

Excess common stock shares authorized for issuance		26,396,880

October 14, 2003
Common stock shares authorized for issuance		200,000,000

Common stock shares issued	58,842,222
Plus: Contingently issuable shares
Series D preferred stock — original issuance	9,589,041
Series D preferred stock — option to acquire additional shares	3,125,000
Series D warrants — investors	1,141,000
Series B warrants — investors	1,050,000
Series B warrants — private placement agent	678,982
Common stock options outstanding	10,618,156
Other contingently issuable shares	1,206,846

Total common stock shares issued and contingently issuable		86,251,247

Excess common stock shares authorized for issuance		113,748,753

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 20, permanent equity classification is appropriate.
EITF 00-19, Paragraphs 21-25
The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Analysis:	As noted above, there was an explicit limit on the number of shares to be delivered in a share settlement except as it related to standard anti-dilution related adjustments that could have been triggered by events within our control.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 21-25, permanent equity classification is appropriate.
EITF 00-19, Paragraph 26
There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Analysis:	The documents governing the conversion options did not contain requirements for net cash settlement or penalties if we had not made timely filings with the SEC.

Penalties were set forth in the RRA related to failure to affect a registration of the underlying common stock or maintain effectiveness of such registration. The registration rights were deemed to be a separate instrument and are analyzed above.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 26, permanent equity classification is appropriate.
EITF 00-19, Paragraph 27
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

Analysis:	The documents governing the conversion options did not contain any ‘top-off” or “make-whole” provisions as described in Paragraph 27 of EITF 00-19.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 27, permanent equity classification is appropriate.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

EITF 00-19, Paragraphs 28-29
The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Analysis:	There were no events outside of our control that could have required net cash settlement of the conversion options. Section 4 of the Series C and Series D Certificates of Designations addressed changes in control, reorganizations and mergers. The provisions of these sections did not require any form of net cash settlement of the conversion options that was different than the form of consideration that could have been received by the common stock holders.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 28-29, permanent equity classification is appropriate.
EITF 00-19, Paragraphs 30-32
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Analysis:	The documents governing the conversion options did not provide the holders of such conversion options rights that ranked higher than those of common stock holders.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 30-32, permanent equity classification is appropriate.
EITF 00-19, Paragraph 33
There is no requirement in the contract to post collateral at any point or for any reason.

Analysis:	The documents governing the conversion options did not contain any provisions that would have required us to post collateral.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 33, permanent equity classification is appropriate.

Conclusion:	Based on the analysis above, the conversion features meet all the criteria in paragraphs 12-33 of EITF 00-19 to qualify for permanent equity classification. Therefore, the conversion features meet the scope exception criteria of Paragraph 11(a)(2) of SFAS 133.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Note 9: Common Stock and Stock Option Plans
Stock Option Plans, page F-30
6.	Tell us what consideration you gave to disclosing the information pertaining to warrants required by paragraphs 46-48 of SFAS No. 123.

Statement of Financial Accounting Standards No. 123 (“SFAS 123”) is applicable to our 678,982 common stock warrants issued to a private placement agent in 2001. All disclosures required by paragraphs 46-48 of SFAS 123 related to these warrants for the three years ended December 31, 2004 are included in Note 8 to our financial statements for the year ended December 31, 2004. All other warrants cited in our financial statements were issued to investors in conjunction with their acquisition of interests in Midway, and not for goods or services. These warrants issued to investors include: 1,050,000 common stock warrants issued in connection with our Series B preferred stock offering in 2001, and 1,141,000 common stock warrants issued in connection with each of our Series C and D preferred stock offerings in 2003. Paragraph 6 of SFAS 123 indicates that the provisions of SFAS 123 apply to all transactions in which an entity acquires goods or services by issuing equity instruments. Since the issuance of the warrants to investors was not related to the acquisition of goods or services, these warrants are not within the scope of SFAS 123.
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Note 13: Convertible Senior Notes, page 10
7.	It appears that the conversion feature in the convertible senior notes represents an embedded derivative under paragraph 12 of SFAS No. 133 that must be analyzed separately from the host contract to determine whether it is an equity instrument or a liability. In this regard, tell us how the Company determined that the conversion option meets the scope exception of paragraph 11(a). Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the conversion option should be classified in equity or as a liability. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the conversion option as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. We may have further comments.

Background

The $75,000,000 of 6.0% Convertible Senior Notes due 2025 (the “Notes”) are convertible into our common stock at any time at the option of the holder.

We entered into a Registration Rights Agreement (“RRA”) contemporaneously with the issuance and sale of the Notes. Section 8(e) of the RRA provides for the automatic assignment of the registration rights in the RRA upon transfer of the Notes.

Summary Analysis

Since the Notes, including the conversion feature embedded in the Notes, may not be transferred without the registration rights, the Notes and the registration rights in the RRA represent one combined instrument.

We analyzed this combined instrument under the provisions of paragraph 11(a) of SFAS 133. The conversion feature of the Notes meets the scope exception of paragraph 11(a) of SFAS 133, and therefore the conversion feature is not a derivative instrument. A detailed analysis to support this conclusion is included below in the section entitled, “Detailed Analysis — Conversion Feature.”

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Conclusion
The conversion feature of the Notes meets the scope exception criteria set forth in paragraph 11(a) of SFAS 133. Therefore, this conversion feature is not a derivative instrument and accordingly was not bifurcated and valued separately from the Notes.
Detailed Analysis — Conversion Feature
We analyzed the conversion feature under the provisions of paragraph 11(a) of SFAS 133.
SFAS 133, Paragraph 11(a)(1)

Analysis:	The conversion rate of the Notes is subject to adjustment if certain events should occur as defined within Section 10 of the Indenture dated September 19, 2005 (the “Indenture”). Each of these events that could result in an adjustment to the conversion rate of the Notes is indexed to our own stock.

Conclusion:	Therefore, the conversion feature is indexed to our common stock and meets the criteria set forth in Paragraph 11(a)(1) of SFAS 133.
SFAS 133, Paragraph 11(a)(2):
Analysis
For the purpose of determining if the conversion feature of the Notes should be classified in stockholders’ equity in our statement of financial position, we analyzed the guidance within EITF 00-19, Paragraphs 12-33 as follows:
EITF 00-19, Paragraphs 12-13

Analysis:	Guidance of Paragraphs 12-13 is noted. Conditions that must be met for a contract to be classified as equity are analyzed in the following sections.
EITF 00-19, Paragraphs 14-19
The contract permits the company to settle in unregistered shares.

Analysis:	We may deliver unregistered common stock shares upon conversion of the Notes. Also see analysis and conclusion related to Paragraph 26.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 14-19, permanent equity classification is appropriate.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

EITF 00-19, Paragraph 20
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Analysis:	The following compares authorized shares at the issuance date of the Notes with contingently issuable shares. The amounts of contingently issuable shares presented below represent the maximum amount of shares issuable for each instrument, except for shares issuable pursuant to anti-dilution provisions for which such conversion adjustments relate to events within our control. The maximum number of common stock shares issuable upon conversion of the Notes was calculated based on the initial conversion rate and then adjusted to reflect the maximum adjustments provided for in Sections 10.16, “Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with Make-Whole Fundamental Changes”, and 10.17, “Adjustment on April 30, 2007”, of the Indenture. Note that the adjustment in Section 10.09 of the Indenture, “Adjustment Upon 90% Beneficial Ownership by Redstone Parties”, will not affect the conversion rate to the extent the conversion rate is adjusted to the maximum extent provided in Section 10.17, “Adjustment on April 30, 2007”.

September 19, 2005
Common stock shares authorized for issuance		200,000,000

Common stock shares issued	90,329,776
Plus: Contingently issuable shares
Series D preferred stock	75,000
Series B warrants — private placement agent	678,982
Common stock options outstanding	6,392,538
Convertible senior notes	7,922,250
Other contingently issuable shares	507,083

Total common stock shares issued and contingently issuable		105,905,629

Excess common stock shares authorized for issuance		94,094,371

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 20, permanent equity classification is appropriate.
EITF 00-19, Paragraphs 21-25
The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Analysis:	Conversion rate adjustments set forth in Section 10 of the Indenture provide for an explicit limit on the amount of shares that may be issued upon conversion of the Notes, except with respect to anti-dilution adjustments that are subject to events within our control. As noted above, the maximum number of common stock shares

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

issuable upon conversion of the Notes is 7,922,250 (exclusive of anti-dilution related conversion rate adjustments).

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 21-25, permanent equity classification is appropriate.
EITF 00-19, Paragraph 26
There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Analysis:	Section 2 of the RRA sets forth the registration requirements for the Notes and the underlying common stock. This section provides that our only obligation with regard to registering the underlying common stock is to use our reasonable best efforts to cause the registration statement related to the underlying common stock to become effective. Section 2(e) of the RRA provides the calculation of the liquidated damages amount payable by us if the Notes and underlying common stock are not registered in accordance with Section 2(a)-(d), and indicates the following with regard to the registration of the underlying common stock:
“Notwithstanding the foregoing, in no event will a Liquidated Damages Amount [a monetary amount as defined in the RRA] be payable in connection with the failure to register the Underlying Common Stock. For the avoidance of doubt, if the Company fails to register both the [Notes] and the underlying Common Stock, then the Liquidated Damages Amount shall be payable in connection with the failure to register the [Notes].”

Therefore, we are not required to cause the registration of the underlying common stock to be declared effective and we are not required to maintain effectiveness of any registration of the underlying common stock, but rather we are only required to use our reasonable best efforts to cause such registration to be declared effective and to maintain such effectiveness.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 26, permanent equity classification is appropriate.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

EITF 00-19, Paragraph 27
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

Analysis:	The Notes do not contain any “top-off” or “make-whole” provisions as described in Paragraph 27 of EITF 00-19.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 27, permanent equity classification is appropriate.
EITF 00-19, Paragraphs 28-29
The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Analysis:	There are no events outside of our control that could require net cash settlement of the common stock shares underlying the Notes. The Indenture does not contain provisions that entitle the holders of the common stock shares underlying the Notes to alternative forms of consideration or cash settlement that is different than consideration that may be received by common stock holders.

Section 10.16, “Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with Make-Whole Fundamental Changes”, of the Indenture provides that the conversion rate may increase in the event of a Make-Whole Fundamental Change, as defined. Generally this provides for a conversion rate adjustment if we effect certain business combinations, asset sales or changes in ownership where the consideration paid to the common stockholders includes securities (or other property) that are neither traded on a U.S. national securities exchange nor quoted on the Nasdaq National Market nor scheduled to be so traded or quoted immediately after such transaction. In these events, the conversion rate will increase at varying amounts with a maximum increase of 5.63 shares per $1,000 principal amount of the Notes. Section 10.16 does not provide for any form of net cash settlement.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 28-29, permanent equity classification is appropriate.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

EITF 00-19, Paragraphs 30-32
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Analysis:	The Indenture does not provide the holders of common stock issuable upon conversion of the Notes with rights that rank higher than those of other common stock holders.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraphs 30-32, permanent equity classification is appropriate.
EITF 00-19, Paragraph 33
There is no requirement in the contract to post collateral at any point or for any reason.

Analysis:	The Indenture does not contain any provisions that would require us to post collateral.

Conclusion:	With respect to the issues set forth within EITF 00-19, Paragraph 33, permanent equity classification is appropriate.

Conclusion:	Based on the analysis above, the conversion feature of the Notes meets all the criteria in paragraphs 12-33 of EITF 00-19 to qualify for permanent equity classification. Therefore, the conversion feature meets the scope exception criteria of paragraph 11(a)(2) of SFAS 133.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Staff Letter Dated January 6, 2006
General
1.	We note your disclosure in a Form 8-K filed December 14, 2005 regarding a restructuring plan that will involve an 8 to 11% reduction in forces though the company plans to continue to grow its product development employee base in 2006. Given your past restructuring efforts and the changes in staff relating to acquisitions and closings, please address the status of your restructuring plan and the impact on the company of the recurring fluctuations in staff in a recent developments section.

In response to your comment, we have included disclosure regarding the Company’s restructuring plan in the section entitled “Recent Developments” on page 3 of Amendment No. 1 to Registration Statement No. 333-130134 on Form S-3 (the “Amendment”).
Cover Page
2.	Rather than using vague phrases such as “in certain circumstances” in discussing required or optional changes in the conversion rate, provide a concise description of the circumstances and tell the shareholders the page of the filing where the details you reference may be found. You should consider using bullet points or another presentation that makes the most important information readily accessible, instead of dense and lengthy textual paragraphs.

In response to your comment, in the Amendment we have revised the prospectus cover page to provide, in bullet point format, a description of the circumstances under which the conversion rate of the Notes may be adjusted.
3.	Please advise why you believe that a reference to the PORTAL market is necessary on your cover page given that notes will not be eligible for trading on the PORTAL market once they are registered.

In response to your comment, in the Amendment we have deleted the reference to the PORTAL Market on the prospectus cover page.
Market, Ranking and Other Data, page ii
4.	Move this section to a part of the prospectus that is not subject to Rule 421(d). The prospectus summary should follow the inside cover page which should contain only the table of contents. Further, it appears here that you are adopting the industry data cited as your own yet elsewhere in the prospectus you attribute the industry data to a third party. Please clarify whether or not you have adopted the data as your own and revise so that the disclosure is consistent.

In response to your comment, we have revised and moved the section “Market, Ranking and Other Data” to page 27 of the Amendment.
Summary, page 1
5.	Please clarify what is meant by the term “properties” in reference to entertainment, television, and film properties as referenced in the summary paragraph.

In response to your comment, we have revised our description of entertainment, television and film properties under “Company Overview.” Please see page 1 of the Amendment.
6.	We note your inclusion of selected license agreements and “animated film properties.” What is the basis for selecting the specific examples you cite? Do your license agreements with Warner Bros. Interactive Entertainment or the animated film properties generate a material portion of your revenues for example?

While we have entered into several license agreements, the license agreements with Warner Bros. Interactive Entertainment relate to games that we have publicly disclosed are in development. While other similar projects exist in various stages of development, we have not publicly disclosed these projects, and therefore have not disclosed the related license agreements, for competitive reasons. In response to your comment, we have revised the description of these license agreements. Please see page 1 of the Amendment.
7.	Please identify the “leading third-party development groups” with which you have “partnered” and clarify what is meant by “partnering” in this context.

In response to your comment, we have revised the description of our relationships with leading third-party development groups. Please see page 2 of the Amendment.
8.	Supplementally provide us with a marked copy of the IDC report and any other research reports you reference in the summary and business sections. Tell us whether the IDC report you cite is generally available to the public at nominal or no payment.

The IDC report referenced in the summary and business sections is not generally available to the public but rather is available for purchase from IDC at http://www.idc.com. The report was purchased by one of the underwriters to this financing. As such, we do not own the report (or the rights to disclose the report) and are therefore unable to provide the Commission with a copy. We received the written consent of IDC to the inclusion of the statistic found at “Industry Overview” on page 2 of the Amendment.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Risk Factors, page 9
9.	Revise the introduction to the risk factors section to eliminate the statement that the risks identified are the material risks “of which we are currently aware” and statement that begins “Additional risks and uncertainties not currently known to us...” Item 503 of Regulation S-K requires disclosure of known material risks.

In response to your comment, we have revised the introduction to the risk factors section. Please see page 9 of the Amendment.
A significant amount of our total net revenues is attributable...page 14
10.	Revise the subheading to quantify the aggregate percentage of revenues attributable to your top five largest customers for most recent year.

In response to your comment, we have revised this subheading to quantify the aggregate percentage of revenues attributable to our top five largest customers for the most recent year. Please see page 14 of the Amendment.
Rating systems for interactive entertainment software...page 14
11.	Please clarify the extent to which restricting sales to under-17 audiences would affect your sales of your “M” rated products. Are a material amount of your “M” rated products currently being sold to below-age audiences? While you state that “making M-rated games for consumers age 17 and older plays to one of [y]our historic strengths,” we note you do not discuss the potential disadvantages associated with this focus in your business discussion. Please consider expanding the disclosure to address this issue.

In response to your comment, we have added clarifying language indicating the extent to which further restrictions on sales to under-17 audiences would affect the Company’s sales of its “M” rated products and the potential disadvantages associated with this segment of our business. Please see pages 14 and 15 of the Amendment.
Lawsuits alleging damages as a result of our video games...page 15
12.	Please tell us the circumstances, including the name of the court, the date instituted, the principal parties thereto and description of the factual basis alleged and the damages awarded if successful, relating to any wrongful death claims made against you.

The Company has been involved in three wrongful death actions, each of which has been dismissed.

On April 12, 1999, a wrongful death action was filed against the Company and certain other entertainment companies by the administrators for three children who were murdered in 1997 by Michael Carneal at the Heath High School in McCracken County, Kentucky. The action, entitled James, et al. v. Meow Media, et al. was brought in the U.S. District Court for the Western District of Kentucky, Paducah Division, Civil Action No. 5:99CV96-J against 25 defendants. The complaint alleged that Carneal, then 14 years old, was influenced by the allegedly violent content of unspecified videogames and that the videogame manufacturers and suppliers were liable for Carneal’s conduct. The complaint sought $10 million in compensatory damages with respect to each of the three children and $100 million in punitive damages.

This action was dismissed against all defendants by order entered on April 6, 2000. On August 13, 2002, the U.S. Court of Appeals for the Sixth Circuit affirmed the trial court’s dismissal of all actions. On January 21, 2003, the United States Supreme Court entered an order denying the plaintiffs’ petition for a writ of certiorari. Plaintiffs exhausted all appeal possibilities. This matter therefore has ended.

The second wrongful death action was filed against the Company and certain other entertainment companies on April 19, 2001 by individuals representing the victims of the shootings by Eric Harris and Dyland Klebold on April 20, 1999 at Columbine High School in Jefferson County, Colorado. This suit, entitled Sanders, et al. v. Meow Media, et al., was brought in the U.S. District Court for the District of Colorado, Civil Action No. 01—0728 against 25 defendants. The complaint alleged that Harris and Klebold, then 17 years old, were influenced by the

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

allegedly violent content of unspecified videogames and that the videogame manufacturers and suppliers were liable for Harris’ and Klebold’s conduct. The complaint sought up to $10 million in compensatory damages for each of the members of the plaintiff class and $5 billion in punitive damages and relief “necessary to correct the abuses of the violent videogame industry and its marketing of these wares to children.” On March 4, 2002, the court entered an opinion and order dismissing plaintiff’s complaint in its entirety against the Company and the other defendants. Plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Tenth Circuit on April 5, 2002. The parties stipulated to a dismissal agreement, which was filed with the U.S. Court of Appeals for the Tenth Circuit. Accordingly, the appeal in the U.S. Court of Appeals for the Tenth Circuit was dismissed on December 10, 2002. This matter is now concluded.

The third wrongful death action was filed against the Company on November 22, 2000. This action, entitled Wilson v. Midway Games Inc., No. 3:00cv2247 (D. Conn., 3/27/2002), was filed in the United States District Court of Connecticut. In this action, the plaintiff, the mother of thirteen-year-old Noah Wilson who died in November 1997 when his friend, identified in court papers as Yancy S., stabbed him in the chest with a kitchen knife, sued the Company, claiming that Yancy S. was addicted to “Mortal Kombat” video games and that he was so obsessed with the game that he actually believed he was the character “Cyrax.” Wilson argued that Yancy S. was mimicking Cyrax’s combat moves at the time he stabbed her son. On March 27, 2002, U.S. District Judge Janet Bond Arterton found that the lawsuit brought by the victim’s mother failed to state a claim upon which relief could be granted. Wilson did not appeal the ruling and the time for filing an appeal has expired.
Description of Notes, page 34
13.	Please eliminate the phrase from the introductory paragraph that the summary information “is qualified in its entirety” by reference to other more detailed sections of the prospectus. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus may not be materially complete.

In response to your comment, we have revised the introductory paragraph under “Description of the Notes.” See page 34 of the Amendment.
Selling Securityholders, page 67
14.	Please confirm that you will identify the natural person or persons who have voting or investment control over each of the non-public selling shareholder entities identified in the selling shareholder table. Tell us how and when you will provide this information and whether you will be relying on Rule 430(B)(b) to provide such information in a manner consistent with that rule. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

To the extent possible, we have revised the disclosure in the Amendment to identify the natural person or persons who have voting or investment control over each non-public selling securityholder. See pages 67 and 68 of the Amendment. We are still in the process of obtaining the information necessary to comply with the Commission’s request. Upon receipt of the necessary information from the selling securityholders we will, to the extent possible, further revise the Selling Securityholders section in the Amendment as appropriate.
15.	Tell us whether any of the selling shareholders are affiliates of broker-dealers, such as Aristeia Trading LLC, and the UBS O’Connor LLC entities. If so, advise us whether their shares were received as compensation for investment banking services or as investment shares.

We have revised the disclosure in the Amendment to indicate whether any of the selling securityholders is an affiliate of a broker-dealer. See pages 67 and 68 of the Amendment. These selling securityholders purchased their notes as investments and did not receive such notes as compensation. The initial purchasers of the notes were Banc of America Securities LLC and UBS Securities LLC.
16.	To the extent any of the selling shareholders are affiliates of broker-dealers and received investment shares, please include a representation in the document that these sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In response to your comment we have revised the disclosure in the Amendment. See page 68 of the Amendment.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

Form 10-K for the year ended December 31, 2004
Business
Product Development, page 7
17.	Tell us and disclose whether you are dependent on one or a few independent third-party developers the loss of whom would materially adversely affect your business.

On December 5, 2005 we filed a Form 8-K (the “Form 8-K”) to update the Company’s description of its business. In response to your comment, we propose to amend the description of business by specifying that the Company is not dependent upon any one or several third party developers. Please see page 2 of Exhibit A attached to this letter for our proposed changes.
Marketing and Distribution, page 8
18.	Quantify the portion of your revenues that are derived outside of the North American market.

In response to your comment, we propose to amend the business description in the Form 8-K to disclose the amount of the Company’s revenues that are derived outside of the North American market. Please see page 10 of Exhibit A attached to this letter.
Competition, page 9
19.	We note that your discussion here focuses on identifying factors on which competition in the industry is based. Please also provide an assessment of your competitiveness with respect to the principal competitive factors, such as price, shelf space, product quality and brand recognition, that are most significant to your competitive position. You should address key advantages you may have and balance the discussion, as appropriate, by describing any material competitive disadvantages relative to the products and services offered by your competitors.

In response to your comment, we propose to amend the description of business in the Form 8-K to include a discussion of the Company’s competitiveness with respect to the principal competitive factors that are most significant to our competitive position. Please see page 10 of Exhibit A attached to this letter.
Licenses and Intellectual Property, page 11
20.	State the duration of your platform licenses, patents and trademarks. To the extent you are more heavily dependent on one or a few, please expand to discuss their importance to your business.

All of our patents extend for periods of 20 years or less and our platform licenses generally have initial terms of about three years, some with automatic renewal thereafter subject to non-renewal by either party. Other than the Midway and logo trademarks and those trademarks relating to our Mortal Kombat games, which are renewable potentially indefinitely, none of our owned trademarks or patents are material to our business. In response to your comment, we have made revisions to the Form 8-K. Please see page 12 of Exhibit A attached to this letter.
Management’s Discussion and Analysis
21.	In your discussion of the operating results, you sometimes refer to two or more factors that contributed to a material change or offsetting effect without indicating the amount of the change attributable to the offsetting factor. One example would be your discussion of selling and marketing expense for the years ended 2003 and 2004 where you state that the decrease in selling and marketing overhead costs was “offset by increased sales commissions and bonuses.” In future filings, please quantify changes in results from one period to the next, including offsetting items.

The Company will quantify changes in results from one period to the next, including offsetting items, in future filings with the Commission.
22.	In your response letter, tell us whether there is a discernable trend with regard to the company’s reliance on third-party software developers to generate new products. You state in your risk factors that approximately half of your games currently under development are being developed by third parties and that the number varies from quarter to quarter. Does external versus internal or organic growth affect management’s assessment of its ability to timely meet performance goals and if so, how?

There is a discernable industry-wide trend towards decreasing reliance on third-party software developers to generate new products. One of the reasons for this trend is that using internal product development teams allows management to better assess its ability to meet performance goals by giving the Company more control over the development process in terms of timing and quality. Reliance on internal developers, as opposed to third-party developers, also provides potential savings on the cost of development because assets may be shared more easily internally than with third-party developers.

Mr. Mark P. Shuman
Ms. Kathleen Collins
Securities and Exchange Commission
February 1, 2006

10-Q for the period ended September 30, 2005
Certifications (Exhibit 31)
23.	Please be advised that the certifications required by Item 601(b)(31) of Regulation S-K should read exactly as set forth in that item. In this regard, you have included the titles of the certifying officers. The first line that reads “I, David F. Zucker, Chief Executive Officer of Midway Games Inc., certify that” in the case of the chief executive officer’s certification, should omit the certifying officer’s title. Please ensure that your certifications conform to the requirements of Item 601.

The Company will ensure that all certifications in future filings will conform to the requirements of Item 601 of Regulation S-K.
     This concludes our responses to the Staff Letters. Please be advised that the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned or Pamela E. Flaherty, Esq., at Blank Rome LLP (212-885-5174) regarding any questions, comments or requests for additional information you might have.
Very truly yours,
MIDWAY GAMES INC.
/s/ Deborah K. Fulton
Deborah K. Fulton
Senior Vice President, Secretary & General Counsel
DKF/

Exhibit A
BUSINESS
OVERVIEW
We develop and publish interactive entertainment software for the global video game market. We and our predecessors have been in the business of creating video games for more than 20 years and have published over 400 titles in that time. Prior to 2001, we focused primarily on developing coin-operated entertainment devices and developing home console and handheld versions of our successful coin-operated products. In 2001, management made a strategic decision to exit the coin-operated segment and focus exclusively on the rapidly growing home console and handheld video game software market. Our games are available for play on the major current-generation home video game consoles and handheld game platforms, including Microsoft’s Xbox, Nintendo’s GameCube and Game Boy Advance and Sony’s PlayStation 2. In addition, we are currently investing resources to create games for next-generation home consoles and Sony’s PlayStation Portable. We also produce games for PCs, although we have just recently re-entered this segment, and games for this market comprise only a small part of our business at this time. We focus our product development efforts on the creation of a diverse portfolio of titles across many of the most popular video game genres such as action, adventure, driving, fighting, horror, role-playing, shooting, sports and strategy.
Historically our product development strategy has relied upon the creation of original game concepts as the core of our product portfolio. Our internal development team has continued to demonstrate an ability to identify unique game concepts within popular genres that appeal to the core gamer demographic. We have sought to further distinguish these original game concepts through innovative game play technologies and visually appealing graphics. We have generally favored internally developed products due to the favorable profit margin contribution and the ability to leverage these products into sequels and derivative products. Our Mortal Kombat franchise is the best example of this strategy. This franchise has sold in excess of 20 million units across six major home console releases, and has been successfully leveraged into other forms of media such as film and television. Since 2002, we have released the following titles that have exceeded one million units in sales:

•	Mortal Kombat: Deception (2004);

•	NBA Ballers (2004);

•	Midway Arcade Treasures (2003); and

•	Mortal Kombat: Deadly Alliance (2002).
In an effort to further diversify our portfolio, we have increased our licensing of popular entertainment intellectual properties from leading entertainment companies. We seek to license intellectual properties that appeal to a mass-market audience and have the highest likelihood of commercial success. Most recently we have entered into the following licensing agreements:

•	Warner Bros. Interactive Entertainment/ Cartoon Network— The animated television series: Ed, Edd n Eddy, The Grim Adventures of Billy & Mandy and certain ADULT SWIM programs;

•	Warner Bros. Interactive Entertainment/The Ant Bully— An animated film executive produced by Tom Hanks and expected to feature the talents of Nicolas Cage, Paul Giamatti, Julia Roberts, Meryl Streep and others; and

•	Warner Bros. Interactive Entertainment/Happy Feet— An animated film co-written and directed by George Miller and expected to feature the talents of Brittany Murphy, Robin Williams, Elijah Wood and others.
We seek to attract and retain the highest quality development talent to support our product development efforts. A critical component of our business strategy is to continue to bolster our internal development team. We believe that a robust internal development team will be a critical advantage for

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video game publishers in coming years. We currently maintain 9 internal development teams staffed with approximately 650 developers to support our creative efforts. We have entered into game development agreements with leading third-party development groups, such as Artificial Mind and Movement Inc. and High Voltage Software, Inc., to leverage their expertise in a specific genre or take advantage of a proven intellectual property created by that team. We are not, however, dependent upon one or several third-party developers. Since January 2004, we have increased our product development studios by four in an effort to enhance our internal product development capabilities and enable us to grow our product portfolio and release more high quality games in future years.
INDUSTRY OVERVIEW
The interactive entertainment industry is comprised of hardware manufacturers, independent publishers and third-party developers. The hardware manufacturers focus primarily on the development and manufacture of hardware platforms for game play, including home game consoles which connect to a television set and self-contained handheld platforms. The hardware manufacturers also develop and publish video game software for their respective platforms in an effort to further distinguish their hardware products in the marketplace. The independent publishers are in the business of developing, publishing and, in some cases, distributing video game software. Titles published by these groups can either be developed internally or through relationships with third-party developers. Third-party developers are principally focused on game development, and contract with independent publishers or hardware manufacturers for the publishing and distribution of their games. According to IDC, the video game industry is expected to achieve global software revenues of $18.2 billion in 2009.
The home console and handheld platform market
Historically, there have been multiple console platforms available in the market and strong competition between console manufacturers. The success of a title on a given platform is, to an extent, dependent upon the market acceptance of that platform. While Sony has for the past several years been the home console market leader, Microsoft and Nintendo are large and viable competitors. Nintendo is currently the leader in the handheld platform market, although Sony has recently entered the market with the release of the PlayStation Portable.
Video game software for home consoles and handheld platforms is created by the platform manufacturers and by independent publishers through the use of internal development teams or independent developers contracted on a project-by-project basis. Platform manufacturers grant licenses to publishers to publish games for their platforms; however, they retain a significant degree of control over the content, quality and manufacturing of these games. The publishers have the right to determine the types of games they will create subject to concept, content and quality approval by the platform manufacturers.
Historically, a new generation of more technologically advanced game consoles has reached the market approximately every four to six years. Each new generation of these platforms has the capability to permit developers to create more realistic and exciting games. At the beginning of each new generation, or cycle, during the period of rapid growth in the installed base of the new generation of consoles, software sales for the new consoles have historically experienced periods of rapid expansion, as an increasing number of new console owners purchase video games for the new consoles. At the end of each cycle, when the introduction of the next-generation of home consoles is announced, hardware and software sales related to the older generation of platforms generally diminish, and prices are discounted, as consumers defer and decrease purchases in anticipation of the new platforms and games. The time period from the first announcement of the introduction of the first next-generation home consoles until these new consoles supplant the older-generation consoles in terms of software sales is referred to in the industry as the home console transition period.

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Our industry has historically experienced average software game price declines after a generation of consoles has been in the market for a significant period of time because the number of software titles competing for acceptance from consumers increases sharply.
The current generation of home consoles includes Sony’s PlayStation 2, released in 2000, and the Microsoft Xbox and Nintendo GameCube, both released in 2001.
The handheld platform market is largely dominated by Nintendo whose products include Game Boy, Game Boy Advance, Game Boy Advance SP and the Nintendo DS, which was released in November 2004. Sony introduced a new handheld game platform, PlayStation Portable, in Japan in 2004 and in North America in March 2005.
The next-generation of home consoles is expected to be available for sale in North America over the next 12 months. Microsoft launched its next-generation home console platform, Xbox 360, in November 2005 in the U.S. and December 2005 in Europe. Nintendo and Sony are expected to release new home console platforms in 2006.
The personal computer game market
The market for PC games is similar to the home console video games market in many respects, including development processes and costs, time to market and marketing processes and costs. Unlike console games, PC games do not require approval from, or royalties to, any hardware manufacturer as do console games. Therefore, there are fewer barriers to entry in this market and the number of products offered to consumers is much greater. The PC games market is not subject to video game console cycles and consequently gives publishers the ability to use PC game sales to mitigate the potential negative impact on console revenues during the home console transition periods.
The online and wireless markets
Emerging technologies such as the Internet and wireless devices have created new revenue opportunities for video game software publishers. Online functionality in a game can be as simple as the ability to post game scores to a public leaderboard or as complex as head-to-head online play for a sports game. This online functionality may provide increased game play to a product and make it more compelling and marketable but generally does not generate separate revenues for the publisher. In the future, more business models may emerge that provide distinct revenue opportunities for online functionality in games. In addition, many games are available for play on wireless devices such as cell phones and personal digital assistants. A console or PC publisher may license the wireless rights to games to third parties who create and sell wireless products based on the licensed intellectual properties. If the market for wireless products grows significantly, publishers for other platforms may increasingly create and market their own wireless games in the future.
Distribution
Software for video game platforms is sold by mass merchandise retailers, such as Wal-Mart and Best Buy, or by regional retailers, discount store chains, video rental retailers, Internet-based retailers, software specialty retailers and entertainment software distributors. Video game software publishers either distribute their products directly to these retailers or sell them through national distributors.

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OUR BUSINESS STRATEGY
Our corporate objectives are to improve our market share, achieve consistent profitability and establish a leadership position within the global interactive entertainment industry. We believe our ability to achieve these objectives depends on our execution of the following strategies:
Leverage core competencies and established franchises
Our product strategy focuses on the development of video games in genres in which we have a demonstrated competency and for which consumers have a passion, including video games targeted at mature audiences, sports games that emphasize “over-the-top” and lifestyle elements and games based on our established franchises.

•	Mature games— The development of “M” rated games for consumers age 17 and older is one of our historic strengths. During the previous home console cycle, from 1995 to 1999, we were the industry leader in “M” rated dollar and unit sales. We also released the most “M” rated titles during that period. Our most successful and profitable video game franchise, Mortal Kombat, is marketed to mature audiences. We have sold over 20 million copies of this franchise across six major home console releases. The majority of video game players on current consoles are over 18 years of age, and the average age of video game players is increasing. We expect mature games to continue to be one of the fastest growing segments of the industry.

•	Over-the-top sports games— We have enjoyed strong sales from our line of sports games, including NBA Ballers, NFL Blitz, NHL Hitz, MLB SlugFest and Ready 2 Rumble Boxing. Our titles in this popular category are characterized by extreme game play and the exaggerated abilities of the characters in these games, which we refer to as “over-the-top” sports entertainment. We believe our “over-the-top” style makes these games popular and differentiates them from the “simulation” style of most publishers’ sports video games. We plan to release over time new versions of “over-the-top” sports games with novel and innovative features.

•	Established franchises— Many of the games we have released over the past 20 years have been best-sellers and have attracted loyal fan bases. The popularity of many of our games has enabled us to successfully market sequels, including sequels for Mortal Kombat, Spy Hunter, Gauntlet, MLB SlugFest, NFL Blitz and San Francisco Rush Extreme Racing. A recent sequel in the Mortal Kombat series that we released in the fourth quarter of 2004, Mortal Kombat: Deception, proved to be our top selling game of fiscal 2004. We also released an action/adventure title in the Mortal Kombat series, Mortal Kombat: Shaolin Monks, in the third quarter of 2005. We intend to leverage our franchises to create popular titles for play on traditional console platforms and new gaming mediums. We also control the intellectual property rights to hundreds of classic video game titles, including titles originally released under the Midway, Williams and Atari brands. We have leveraged this large library of proven intellectual properties by releasing 19 collections of “arcade classics” for home consoles and ten for handheld platforms.

Expand into the children’s and PC markets
We intend to increase the number of products that we develop for the children’s market. In recent years, games for children have not been a significant part of our business. We intend to pursue more third-party licenses that appeal to children and make games based on these licenses. We recently signed publishing agreements with Warner Bros. Interactive Entertainment, under which we have received licenses to several intellectual properties for the development of video games based on children’s television programs and films for home consoles, handhelds and PC platforms. We believe that there will be strong demand for children’s video games, particularly games for older video game consoles and the handheld platforms, as the industry enters the current home console transition period.

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We recently re-entered the PC game market, which has not been a significant part of our business in recent years. As part of this strategy, we have increased our investment and resources in PC game development. We expect that our increased focus on the development of PC titles, including the next installment of Unreal Tournament and Rise and Fall: Civilizations at War, each scheduled for release in 2006, will increase the revenues we derive from the PC market. Historically, the PC business has been less cyclical than the home console business, which we believe will help stabilize our revenues during the current home console transition period.
Gain market share in the next console cycle
We intend to compete for market share in the next console cycle by (1) concept and focus testing our video games throughout the development process to ensure that they are in proven mass-market genres, (2) including in our video games culturally engaging items such as popular music, stars and well-known directors, (3) focusing our product development and marketing resources on the creation of a smaller number of higher quality games and the promotion of pre-launch awareness of those titles and (4) forming strategic alliances with other media companies to leverage marketing resources and demographic reach.
To capitalize further on the evolution of the video game market into a mass-market entertainment medium, we have increased our investment in the development of video games that provide consumers with more realism and the ability to fully interact with the virtual world created by the games. We have devoted significant resources to the development of multi-genre action games, or MAGs. These games offer consumers increased playability and multiple experiences within a single video game, such as driving and fighting. MAGs have become increasingly popular in the current console cycle, and we expect this trend to continue with the introduction of more advanced hardware.
Investment in internal product development
We continue to invest in our internal product development capabilities to further improve our design and production efficiency and build creative resources. We believe that our increased emphasis on internal product development will help us to further capitalize on our existing franchises, design new, successful titles in the future and mitigate risks we face in the next console cycle. By building strong internal capabilities, rather than outsourcing to external third-party studios, we believe we will be better positioned to control the anticipated higher development costs and longer development cycles associated with video games for next-generation consoles. Since January 2004, we have increased our internal product development studios by four. We continue to evaluate strategic acquisitions that will enhance our development capabilities and product portfolio.
We believe another critical component of success in the next console cycle is the systematization and standardization of the technology and processes of our product development organization, which we believe will allow us to better leverage our technology and assets to lower costs and more efficiently produce new games and sequels. We are integrating the efforts of our studios to standardize the pre-production and planning process, share technology across all studios and institute a high-degree of peer review and intra-studio resource sharing.
Expand international presence
We believe that we can expand our presence in international markets. In fiscal 2000, we opened an office in the United Kingdom to sell our products in Europe and Australia. In January 2005, we expanded our international operations through the formation of a German wholly-owned subsidiary, Midway Games GmbH. Germany is currently the second largest console market and the largest PC market in Europe. Our German subsidiary is responsible for our sales, marketing and distribution in

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Germany, Austria and Switzerland. We also recently formed a French subsidiary, Midway Games SAS, to further bolster our European distribution capabilities. We believe that directly marketing our products in foreign markets will produce higher sales and lower costs than if we relied solely on the use of third-party distributors. In addition, to further expand our presence outside of North America, we are developing titles that we believe will have a global appeal.
PRODUCTS
We sell games for the major video game platforms, including the PlayStation 2, Xbox, GameCube and Game Boy Advance platforms as well as for PCs. Most of our video games for the home consoles have suggested retail prices in North America on the initial release dates ranging from $39.95 to $49.95. Suggested retail prices in North America on the initial release dates for Game Boy Advance games are usually between $19.95 and $29.95. Suggested retail prices in North America on the initial release dates for PC games are usually between $29.95 and $49.95.
We have been preparing for the upcoming platform transition and have begun game development for the next generation of home consoles based on preliminary specifications.
Although we have recently released our first game for the new Sony PlayStation Portable handheld platform, the handheld market is not currently a significant component of our business. We may devote more resources toward this market in the future if the new handheld systems attain wide market acceptance.
Many of our games incorporate a variety of online capabilities and features. Online functionality may increase the playability to a product and make it more compelling and marketable, but it does not generate separate revenues for us at this time. We also license wireless rights to some of our games to third parties who create and sell video games for cell phones, personal digital assistants and other wireless devices based on our intellectual properties.
From time to time, we have purchased distribution rights to games under development by third parties. Some of these games are sequels to games which have previously been successfully released.
Historically, a limited number of products have generated a disproportionately large amount of our revenues. In fiscal 2002, fiscal 2003, fiscal 2004 and the first nine months of fiscal 2005, our Mortal Kombat video games accounted for 31.1%, 37.7%, 41.3% and 29.4% of our revenues, respectively.

2005 product releases
During our fiscal 2005, we released the following titles:

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Video game title	Platform	Territory

Mortal Kombat: Deception	GameCube	North America
NARC	PlayStation 2	North America
NARC	Xbox	North America, International
Maya The Bee	Game Boy Advance	International
Shadow Hearts: Covenant	PlayStation 2	International
Area 51	PlayStation 2; Xbox; PC	North America, International
Unreal Championship 2	Xbox	North America, International
Mortal Kombat: Shaolin Monks	PlayStation 2; Xbox	North America, International
The Suffering: Ties That Bind	PlayStation 2; Xbox; PC	North America, International
Blitz: The League	PlayStation 2; Xbox	North America
L.A. RUSH	PlayStation 2; Xbox	North America, International
Midway Arcade Treasures 3	PlayStation 2; Xbox; GameCube	North America
Midway Arcade Treasures 3	PlayStation 2; Xbox	International
Ed, Edd n Eddy: The Mis- Edventures	PlayStation 2; Xbox; PC; GameCube; Game Boy Advance	North America
Ed, Edd n Eddy: The Mis-Edventures	PlayStation 2; PC; Game Boy Advance	International
Earth 2160	PC	North America
Gauntlet: Seven Sorrows	PlayStation 2; Xbox	North America
Midway Arcade Treasures: Extended Play	PlayStation Portable	North America

2004 product releases
During our 2004 fiscal year, we released the following video games:

Video game title	Platform	Territory

Mortal Kombat: Deception	PlayStation 2; Xbox	North America, International
Midway Arcade Treasures 2	PlayStation 2; Xbox; GameCube	North America
MLB Slugfest: Loaded	PlayStation 2; Xbox	North America
NBA Ballers	PlayStation 2; Xbox	North America
Psi-Ops: The Mindgate Conspiracy	PlayStation 2; Xbox	North America, International
Shadow Hearts: Covenant	PlayStation 2	North America
The Suffering	PlayStation 2; Xbox	North America, International
Midway Arcade Treasures 2	PlayStation 2; Xbox	International
NBA Ballers	PlayStation 2	International
Midway Arcade Treasures	PlayStation 2; Xbox	International
SpyHunter 2	PlayStation 2; Xbox	International
PRODUCT DEVELOPMENT
We seek to develop video games that are action-packed and exciting, and which provide sufficient challenges at various levels of proficiency to encourage repeated play. Our game development

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personnel are organized into teams. The producers manage the work of the other team members and are generally responsible for the overall design of the game. Each concept is reviewed initially for technical feasibility and evaluated relative to several factors, including whether the proposed product fits within our general strategy and profitability objectives. Our management team meets regularly to formally review and evaluate the progress and quality of each title in development.
The game development teams operate in studio environments that encourage creativity, productivity and cooperation among development teams. We believe that this environment, together with a compensation structure that rewards development teams for the success of their games, enables us to attract and retain game developers that are among the best in the industry. Since January 2004, we have increased our software development studios by four, aquiring key personnel. We believe that the acquisition of these privately-held software developers strengthens our internal product development function and reinforces our ability to create high quality games. With these acquisitions, we now have product development studios in Chicago, Illinois; San Diego, California; Seattle, Washington; Austin, Texas; Los Angeles, California; and Newcastle, United Kingdom.
The developers are supported by state-of-the-art design technology that allows for the creation of cutting-edge, three-dimensional graphics and advanced audio effects. In an effort to reduce development costs, we have developed and acquired a substantial library of proprietary software and development tools, and we emphasize and support the sharing of proprietary software and development tools among development teams and studios. Use of these tools streamlines the development process, allowing members of the development teams to focus their efforts on the play and simulation aspects of the product under development. We have also developed software tools to expedite conversion of software from one hardware format to another and to provide sound and special visual effects. We continually create and acquire new software and development tools and refine and upgrade our existing tools.
The development cycle for a new video game for a console or PC typically ranges from 12 to 36 months, depending on the specific software requirements. We expect the development cycle for video games for next-generation platforms to range from 24 to 36 months. Our cost to develop a new video game for the current generation platforms generally can be as high as $14 million, and we estimate that it will cost us on average between $15 million and $20 million to develop next-generation platform games. Because of the increasingly complex technology and software involved, both the time and cost to develop games have increased during the past few years. We believe that we can generate significant incremental revenue from our games by introducing them on additional platforms at a much lower cost than the development cost for introducing the game on the first platform. Converting an existing game from one platform to another typically takes three to 12 months, which period may overlap with the development period of the original version of the game, and typically costs less than $1 million.
We are preparing for the upcoming platform transition and have begun game development for the next generation of home consoles based on preliminary specifications. The first games on the next-generation consoles should be more expensive than subsequent projects, as they involve the development of game engines, technologies and art resources that will be used on subsequent next-generation projects.
We use both our own personnel and independent third parties to develop video games. We select third parties to develop video games based on their capabilities, suitability, availability and cost. Our contracts with these developers generally provide that we own the video game developed and protect the confidentiality of the development process and work product. These contracts are structured to give these developers incentives to provide timely and satisfactory performance of the development by associating payment of development fees with performance of substantive development milestones and

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by providing for the payment of royalties to the developer based on sales of the product developed, after we recoup the development cost. To address development risks, we retain the right to discontinue development both without cause or for cause, with cause generally including failure to timely and satisfactorily perform the development, a change in the control of the developer or the departure of specified key personnel from the developer’s employ. We believe that as a result of consolidation in our industry, there are now fewer highly skilled independent developers available to us. Competition for highly skilled developers is intense in our industry, and we may not be successful in attracting and retaining these developers.
We are required to submit games to the platform manufacturers for approval prior to publishing a game for their platforms. Additionally, prior to release, each product undergoes careful quality assurance testing which involves technical review of each component of the final product and testing on the applicable platforms.
We endeavor to comply with the rules established by a domestic ratings board voluntarily established by the video game industry and some foreign countries’ ratings boards, and we label our products with these ratings.
MARKETING AND DISTRIBUTION
We market our video games under the Midway trademark. We market through our internal sales staff and through independent sales representatives, distributors and resellers to over 20,000 stores, including:

•	mass merchandisers;

•	foreign, national, regional and Internet-based retailers;

•	discount store chains; and

•	video rental retailers.
It is customary for the independent sales representatives and distributors of our video games who are assigned specific customers to also distribute games produced by other publishers. Distribution channels are dominated by a select group of companies, and a publisher’s access to retail shelf space is a significant competitive factor. As a result of our recent efforts to improve product quality and our commitment to increase promotion of our products, we have been able to improve our ability to obtain shelf space for our product line with key retailers and distributors.
Our principal customers are mass merchandisers such as Wal-Mart, Best Buy and Target and software specialty retailers such as GameStop and EB Games. In fiscal 2004 and in the nine months ended September 30, 2005, our largest customer was Wal-Mart. In fiscal 2004 and the nine months ended September 30, 2005, our second largest customers were GameStop and EB Games, respectively. Wal-Mart accounted for 16.0% of our total net revenues for fiscal 2004 and 13.8% of our total net revenues for the nine months ended September 30, 2005. GameStop accounted for 10.5% of our total net revenues in fiscal 2004 and EB Games accounted for 10.9% of our total net revenues for the nine months ended September 30, 2005. The stockholders of GameStop and EB Games approved a merger of these two companies in October 2005. In fiscal 2004, 50.9% of our total net revenues were derived from our five largest customers and 72.2% were attributable to our ten largest customers. In the nine months ended September 30, 2005, 50.5% of our total net revenues were derived from our five largest customers and 71.5% were attributable to our ten largest customers.
We warrant our video games to be free from defects for a period of 90 days. Defective product returns have historically not been material relative to our revenues.
Our distribution efforts are supported by marketing programs, which emphasize early product awareness through focused public relations efforts that precede our media spending, brand recognition, dealer merchandising opportunities and celebrity endorsements. Our marketing activities include television and print advertising, retail store promotions, direct mailings, user support programs and our website. We also utilize a store-oriented marketing approach which includes point-of-purchase promotions, use of display cards and other forms of merchandise displays. We provide technical support for our products through a customer support department, which is staffed by personnel trained to respond to customer inquiries. We are continuing to focus our marketing resources on the

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enhancement of pre-launch awareness and visibility of our games with consumers, particularly through the use of the internet and long-term advance planning and staged information release in regular intervals. Additionally, we continue to commit significant spending on media advertising and retail marketing for all titles, with a particular emphasis on titles that we believe have the greatest chance for commercial success.
Our office in the United Kingdom sells directly to retailers and distributors in the United Kingdom, and through distribution partners in Europe, Australia and South Africa. In January 2005, we established a sales office in Germany, which allows us to sell directly to retailers and distributors in German-speaking territories. Germany is the second largest console territory, and the largest PC territory, in the European marketplace. In November 2005 we formed a French subsidiary, Midway Games SAS, to further bolster our European distribution capabilities. We continue to explore other methods by which we can improve our distribution efficiency and grow our business in Europe.
The following table sets forth our net revenues in North America and outside North America for the twelve months ended December 31, 2004.
Net Revenues By Territory
Twelve Months Ended December 31, 2004

	Revenues (in thousands)	Percentage
North America	$132,075	81.7%
International	29,520	18.3%
Total Net Revenues	$161,595	100.0%
COMPETITION
The interactive entertainment software industry is highly competitive. It is characterized by the continuous introduction of new titles and the development of new technologies. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than ours.
The principal factors of competition in our industry are:

•	the ability to select and develop popular titles;

•	the ability to identify and obtain rights to commercially marketable intellectual properties; and

•	the ability to adapt products for use with new technologies.

Successful competition in our market is also based on price, access to retail shelf space, product quality, product enhancements, brand recognition, marketing support, and access to distribution channels.
We compete with Microsoft, Nintendo and Sony, who publish software for their respective systems. We also compete with numerous companies licensed by the platform manufacturers to develop or publish software products for use with their respect systems. These competitors include Activision, Atari, Capcom, Electronic Arts, Konami, Namco, Sci Entertainment, Sega, Take-Two Interactive Software, THQ, Ubisoft Entertainment and Vivendi Universal Games, among others. We face additional competition from the entry of new companies into our market, including large diversified entertainment companies.
Our competitors with greater resources are able to spend more time and money on concept and focus testing, game development, product testing and marketing. We believe that we have comparable access to distribution channels in North America, however, in Europe and Asia the distribution networks are segmented, the barriers to entry are high and some of our competitors have better access to these markets. There is also intense competition for shelf space among video game developers and publishers, many of whom have greater brand name recognition, significantly more titles and greater leverage with retailers and distributors than we do. In addition, regardless of our competitor’s financial resources or size, our success depends on our ability to successfully execute our competitive strategies.
We believe that a number of factors provide us with competitive opportunities in the industry, including our ability to efficiently share assets across game development teams. We believe our product development team incentive structure is one of the best in the industry and allows us to attract and retain top quality talent and incent our teams to efficiently develop successful games. In addition, we believe that our most popular franchise, Mortal Kombat, along with other successful titles such as NBA Ballers and Midway Arcade Treasures, provide us with strong brand recognition and a competitive advantage in the marketing of our products.
The number of new video game releases for PCs in a given year is much higher than the number of new video game releases for home consoles and handheld platforms. The barriers to entry in the PC market are lower because there are no publishing agreements with or royalties to be paid to the hardware manufacturers. We believe our strategy of publishing titles within established franchises and games developed by studios well-known within the industry allow us to quickly develop market share with a minimal investment in sales and distribution infrastructure
MANUFACTURING
The manufacturers of home and handheld video game platforms retain the right to approve the games to be released under manufacturing and licensing arrangements. They manufacture our video games for

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us, either themselves or through their designees, as required by the applicable platform license. The platform manufacturers charge us a fixed amount for each software disc or cartridge that they manufacture or a royalty if third parties perform the manufacturing. This charge generally includes a manufacturing, printing and packaging fee, as well as a royalty for the use of the manufacturer’s trademarks and proprietary information and technology. The platform manufacturer may change its fee without our consent. We believe that the platform manufacturers have plentiful sources of supply for the raw materials that they need to manufacture our products.
We will contract with disc replicators for the manufacture of PC game units. There is competition in this manufacturing field, and we will have the opportunity to negotiate the price of manufacturing these games and their packaging. We believe that these manufacturers also have plentiful sources of supply for the raw materials that they will need to manufacture our products.
We are responsible in most cases for resolving, at our expense, any applicable warranty or repair claim. To date, we have not experienced material costs from warranty or repair claims.
Production is based upon estimated demand for each specific title. The level of the inventory of finished goods depends upon anticipated market demand during the life of a specific game title. At the time a product is approved for manufacturing, we must generally provide the platform manufacturer with a purchase order for that product and, in some cases, either an irrevocable letter of credit for 100% of the purchase price or cash in advance. Most of our products are manufactured for us on an “as is” and “where is” basis, and delivery is at our expense and risk. Initial orders generally require seven to 45 days to manufacture depending on the platform. Reorders of disc-based products generally require only seven to 14 days to manufacture, while reorders of cartridge-based products require approximately 30 to 40 days to manufacture. Shipping of orders requires an additional three to ten days, depending on the mode of transport and location of the manufacturer. Only the Nintendo Game Boy Advance and Nintendo DS use cartridges, while the current generation of home consoles and PC games are all disc-based, and the next generation of home consoles are expected to be disc-based.
We lease a distribution facility in Dallas, Texas, from which we distribute our video games into North America. Some products are imported into the United States, cleared by customs and transferred to our distribution facility, where they are unpacked and shipped to our customers. At times, some components of our products are assembled into finished products for us by third parties prior to their transfer to our distribution facility. We participate in the electronic data interchange program maintained by most of our large customers. The electronic data interchange program allows us to receive purchase orders from our customers, and to send invoices to our customers, in an agreed-upon standardized format via electronic transmission between computer systems. We generally fill re-orders from inventory within two days. As a result, our video games traditionally have no backlog of orders. We ship products to a customer only upon receipt of a purchase order from that customer. Due to the relatively short time frame needed to reorder inventory, we are generally able to manage our inventory levels to closely approximate actual orders received or anticipated to be received. We will generally receive information from our largest customers on their intended order quantities prior to placing our orders with the manufacturers.
Our standard payment terms with our customers are 30 days or 60 days from the date of shipment of the goods. In general, we do not permit extended payment terms with our customers. In some cases involving inventory closeouts, payment terms are further extended, typically to not more than 90 days.
We often provide markdowns or other credits on varying terms to customers holding slow-moving inventory of our video games. We often grant discounts to, and sometimes accept product returns from, these customers. At the time of product shipment, we establish reserves, including reserves under our practices for price protection, returns and discounts, which estimate the potential for future returns

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and markdowns of products based on historical return rates, seasonality of sales, retailer inventories of our products and other factors.
LICENSES AND INTELLECTUAL PROPERTY

•	Platform licenses
The major platform manufacturers require that publishers obtain a license from them to develop and market games for play on their platforms. Generally, we are required to pay royalties pursuant to these licenses, and such licenses are typically terminable by the licensor in the event of our breach of the license and other events. We have non-exclusive licenses from Microsoft, Nintendo and Sony under which we develop and market software products for their current major platforms. Each platform manufacturer requires that the software and a prototype of each title, together with all related artwork and documentation, be submitted for its pre-publication approval. This approval is generally discretionary.
Upon expiration of a platform license, we usually have a limited period to sell off our inventory subject to that license, after which time any remaining inventory is generally required to be destroyed. Microsoft, Nintendo and Sony are among the largest publishers of software for use on their respective systems, and they compete directly with us.

•	Intellectual property licenses
While we develop original proprietary games, some of our games are licensed from third-party developers or based on trademarks and other rights and intellectual properties owned by third parties, such as the National Basketball Association and television and film production studios. Typically, we are obligated to make minimum guaranteed royalty payments over the term of these licenses and to advance payment against these guarantees. License agreements generally extend for a term of two to three years, are terminable in the event of a material breach by us, including failure to pay any amounts owing to the licensor in a timely manner, and other events. Some licenses are limited to specific territories or platforms. Each license typically provides that the licensor retains the right to leverage the licensed property for all other purposes, including the right to license the property for use with other products and, in some cases, software for other interactive hardware platforms.

•	Patent, trademark and copyright protection
Each software title may embody a number of separately protected intellectual property rights, including:

•	trademarks associated with elements of the game, such as team logos;

•	trademarks under which the game is marketed;

•	the copyrights for the game software, including the game’s audiovisual elements; and

•	the patents for inventions in the game software.
We have hundreds of trademark registrations worldwide for our games, and we apply for trademark protection for all of our game titles, other than those licensed from third parties. These registrations are renewable, potentially indefinitely, as long as we continue to use the trademarks. Notwithstanding our patent, copyright and trademark protection, our competitors can effectively compete against us or bring infringement actions against unauthorized duplication of software products.
Each game also includes patents, copyrights and trademarks licensed from the platform manufacturer. Elements of some of our titles are owned by third parties and licensed to us. We rely on these third parties for protection of our licensed intellectual property rights. Their failure to adequately protect these rights could have a material adverse effect on us.

Business
The platform manufacturers incorporate security devices in the games that they manufacture for us, and also in their platforms, which seek to prevent unlicensed software products from being played on their platforms. We rely upon each platform manufacturer for protection of this intellectual property from infringement. We bear the risk of claims of infringement brought by third parties arising from the sale of software with respect to intellectual property supplied by third-party developers and embodied in our software products. Our agreements with these outside developers generally require the developers to indemnify us for costs and damages incurred in connection with these claims. These software developers, however, may not have sufficient resources to indemnify us for any claims that may arise.
SEASONALITY
Our business is highly seasonal and we have generally experienced higher revenues in the quarter ended December 31 due to customer purchases preceding the year-end retail holiday selling season. Significant working capital is required to finance high levels of inventories and accounts receivable during that quarter.
EMPLOYEES
As of January 23, 2006 we had approximately 830 employees, approximately 650 of whom are members of our development staff and approximately 90 of whom are members of our sales and marketing staffs. We believe that our relations with our employees are satisfactory.
LEGAL PROCEEDINGS
In June 2004, four putative class action lawsuits were filed against us, Sumner M. Redstone and several of our directors in the Circuit Court of Cook County, Illinois, and two putative class action lawsuits were filed against us, Mr. Redstone and several of our directors in the Court of Chancery for the State of Delaware in and for New Castle County. These six putative class actions were brought on behalf of all persons, other than defendants, who own our securities and alleged, among other things, that we and our directors breached our and their fiduciary duties to our other stockholders by allowing Mr. Redstone to purchase a substantial amount of our common stock from other stockholders. The lawsuits sought injunctive relief to prevent Mr. Redstone from acquiring our remaining outstanding shares of common stock in order to take us private, imposition of a constructive trust and other relief for the alleged breach of fiduciary duty.
A motion to consolidate the four putative class actions pending in the Circuit Court of Cook County, Illinois was granted, and plaintiffs filed a consolidated amended complaint under the caption David Shaev Profit Sharing Account F/ B/ O David Shaev, on behalf of itself and all others similarly situated v. Sumner M. Redstone, Harold H. Bach, Jr., William C. Bartholomay, Neil D. Nicastro, Louis J. Nicastro, Ira S. Sheinfeld, Robert N. Waxman and Midway. On October 6, 2004, defendants filed motions to dismiss these consolidated actions, asserting that none of plaintiffs’ allegations state a legally viable claim against any of the defendants. On January 26, 2005, the motion was granted with prejudice with respect to us and without prejudice with respect to the individual defendants, and the plaintiffs were granted leave to file an amended complaint by February 22, 2005. The plaintiffs did not file an amended complaint by that date. Plaintiffs in the two Delaware class actions filed for and were granted dismissal on March 18, 2005 and May 5, 2005, respectively.
We have potential liabilities related to tax matters for which we believe that a future loss is possible. We estimate any loss to be in the range of $0 to $1,700,000. No amounts have been accrued as of September 30, 2005.